3/20

14048950

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
MAR 04 2014
Washington DC
404

| SEC FILE NUMBER |
|---|
| 8- 25280 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Windmill Group, Inc

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

253 Route 202
(No. and Street)

Somers (City) New York (State) 10589 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Maceranka 914 277 2700
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert J. Gardener
(Name – *if individual, state last, first, middle name*)

385 Broadway (Address) Bethpage (City) NY (State) 11714 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





3/26

## OATH OR AFFIRMATION

I, John Maccaronka, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Windmill Group, Inc, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Pres. [illegible]

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

SANDRA LAVALLEY
MY COMMISSION # EE168500
EXPIRES February 12, 2016
(407) 398-0153 FloridaNotaryService.com

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# THE WINDMILL GROUP, INC.

## ANNUAL REPORT

## DECEMBER 31, 2013

## THE WINDMILL GROUP, INC.
## ANNUAL REPORT
## DECEMBER 31, 2013

### TABLE OF CONTENTS

GARDENER & GARDENER, LLC
Certified Public Accountants

February 23, 2014

To the Stockholders of
The Windmill Group, Inc.
253 Route 202
Somers, New York 10589

I have audited the accompanying balance sheet of The Windmill Group, Inc., as of December 31, 2013 and the related statements of operation, accumulated deficit, and cash flows for the year ended December 31, 2013. These financial statements are the responsibility of company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Windmill Group, Inc. as of December 31, 2013 and the results of their operations and cash flows for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Robert J. Gardener, CPA

January 14, 2014

385 Broadway
Bethpage, NY 11714

Telephone: 516.342.9665
Fax: 516.342.9521

## THE WINDMILL GROUP, INC.
## BALANCE SHEET
## DECEMBER 31, 2013

### ASSETS

| | |
|---|---|
| **Current Assets** | |
| Cash | $ 13,194 |
| Accounts receivable | 10,719 |
| Prepaid expenses | 4,465 |
| Total | 28,378 |
| | |
| **Fixed Assets** | |
| Office equipment | 7,332 |
| Furniture & fixtures | 1,000 |
| | 8,332 |
| Less: Accumulated depreciation | ( 6,319) |
| Net equipment and fixtures | 2,013 |
| | |
| **Other Assets** | |
| Loan receivable | 3,050 |
| Total | 3,050 |
| **Total Current Assets** | $ 33,441 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| **Current Liabilities** | |
| Commissions payable | $ 7,574 |
| Payroll taxes payable | 2,161 |
| **Total Liabilities** | 9,735 |
| | |
| **Stockholders' Equity** | |
| Capital stock | 2,700 |
| Additional paid in capital | 130,100 |
| Retained earnings - (deficit) | (109,094) |
| Total | 23,706 |
| **Total Liabilities and Stockholders' Equity** | $ 33,441 |

See accompanying notes and accountant's audit report.

# THE WINDMILL GROUP, INC.
## STATEMENT OF INCOME AND RETAINED EARNINGS
## FOR THE YEAR ENDED DECEMBER 31, 2013

| | |
|---|---|
| Revenues | |
| Commissions | $ 688,407 |
| Operating Expenses | 696,976 |
| Net Profit | (8,569) |
| Retained Earnings - (deficit) - January 1 | ( 93,515) |
| Distributions | ( 7,010) |
| Retained Earnings - (deficit) - December 31 | $( 109,904) |

See accompanying notes and accountant's audit report.

THE WINDMILL GROUP, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance as of Jan. 1, 2013 | $2,700 | $130,100 | ($ 93,515) | $ 39,285 |
| Net loss – 2013 | | | (8,569) | (8,569) |
| Distributions | | | (7,010) | (7,010) |
| Balance as of Dec. 31, 2013 | $2,700 | $130,100 | $(109,094) | $ 23,706 |

See accompanying notes and accountant's audit report.

# THE WINDMILL GROUP, INC.
## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2013

| | |
|---|---|
| Cash flows provided by operating activities: | |
| Net loss | $( 8,569) |
| Adjustments to reconcile net income to net cash provided by operating activities | |
| Changes in assets and liabilities | |
| Accounts receivable | 22,774 |
| Investments | 2,958 |
| Payroll taxes payable | 196 |
| Stockholder loan payable | ( 70) |
| Prepaid expenses | ( 4,465) |
| Depreciation | 319 |
| Commissions payable | 7,082 |
| Total adjustments | 28,794 |
| Net cash provided by operating activities | 20,225 |
| Cash flows from investing activities: | |
| Equipment | ( 2,333) |
| Net cash provided by investing activities | ( 2,333) |
| Cash flows from financing activities: | |
| Distributions | ( 7,010) |
| Net cash provided by financing activities | ( 7,010) |
| Net increase in cash and cash equivalents | 10,882 |
| Cash and cash equivalents - January 1 | 2,312 |
| Cash and cash equivalents - December 31 | $ 13,194 |

See accompanying notes and accountant's audit report.

## SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Accounts Receivable

The year end balance of $10,719 is all current. These amounts were received in full in January 2014.

### Investments

Investment in securities were liquidated during 2013.

### Commissions Payable

The year end balance of $7,574 is all current. It represents commissions earned in December 2013 by brokers registered with the firm.

### Payroll Taxes Payable

The year end balance of $2,161 represents payroll taxes withheld from wages paid during the 4th Quarter of 2013. All payroll taxes were paid in full in January 2014.

### Income Taxes

In 1987, the former shareholder elected to treat the company as a small business corporation ("S" corporation) for income tax purposes. As such, the company's income or loss and credits will be passed through to the shareholders and combined with their other personal income and deductions to determine taxable income on their individual returns.

### Capital Stock

The present shareholders each own 50% of the company at December 31, 2013.

GARDENER & GARDENER, LLC
Certified Public Accountants

February 23, 2014

The Windmill Group, Inc.
253 Route 202
Somers, New York 10589

As an addendum to the annual report of December 31, 2013, I herewith submit the following exhibits:

| | |
|---|---|
| "A" | Schedule of Operating Expenses |
| "B" | Computation of Net Capital Requirements |
| "C" | Computation of Net Capital |

In my opinion, the aforementioned exhibits present fairly, the information under Security Exchange Commission Rule 17A-5(d)(4) in conformity with generally accepted accounting principles. It is also my opinion, that no material inadequacies currently exist or were found to have existed since the previous audit dated 12/31/12, pursuant to SEC Rule 17a-5(d)(4), SEC Rule 17a-5(g) or SEC Rule 17a-5(j).

Robert J. Gardener

385 Broadway
Bethpage, NY 11714
Telephone: 516.342.9665
Fax: 516.342.9521

Exhibit A

# THE WINDMILL GROUP, INC.
## OPERATING EXPENSES
## FOR THE YEAR ENDED DECEMBER 31, 2013

Operating Expenses

| | |
|---|---|
| Automobile | $ 14,257 |
| Bank charges | 259 |
| Commissions | 503,509 |
| Contributions | 125 |
| Depreciation | 319 |
| Dues, subscriptions, and licenses | 9,862 |
| Insurance | 16,302 |
| Internet expenses | 3,266 |
| Meals & Entertainment | 250 |
| Office expense & supplies | 32,453 |
| Outside services | 1,025 |
| Postage & Delivery | 665 |
| Professional fees | 6,495 |
| Rent | 16,080 |
| Salaries - Officers | 75,400 |
| Seminars | 675 |
| Telephone | 7,864 |
| Taxes | 6,493 |
| Travel | 730 |
| Utilities | 947 |
| Total | $ 696,976 |

Exhibit B

# THE WINDMILL GROUP, INC.
## COMPUTATION OF NET CAPITAL REQUIREMENT
## DECEMBER 31, 2013

| | |
|---|---|
| Minimum Net Capital Required<br>6 2/3% of aggregate indebtedness | $ 649 |
| Minimum Required | $ 5,000 |
| Net Capital Required<br>(Greater of above amounts) | $ 5,000 |
| Excess Net Capital<br>(Net Capital $23,706 less net capital requirement of $5,000) | $ 18,706 |
| Net Capital less 120% of minimum dollar<br>Net Capital requirement of $5,000 | $ 17,706 |

Exhibit C

# THE WINDMILL GROUP, INC.
# COMPUTATION OF NET CAPITAL
# DECEMBER 31, 2013

| | |
|---|---|
| Total stockholders' equity from balance sheet equity | $ 23,706 |
| Liabilities subordinated to claims of general creditors | 0 |
| Total capital & allowable subordinated liabilities | $ 23,706 |
| Less: non allowable assets from the balance sheet: | |
| Other assets | 0 |
| Net Capital | $ 23,706 |